Room 4561
Via fax (408) 354-7211

April 2, 2009

James Brear
Chief Executive Officer
Procera Networks, Inc.
100C Cooper Ct
Los Gatos, CA 95032

> **Re:** **Procera Networks, Inc.**
> **Forms 10-K for the Fiscal Years Ended December 31, 2007 and 2008**
> **Filed April 2, 2008 and March 16, 2009, respectively**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 30, 2008**
> **File no. 1-33691**

Dear Mr. Brear:

We have reviewed your response letter dated March 12, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 3, 2009.

Form 10-K for the Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1. We note your response to our prior comment 8 where you indicate that the Company believes that the PCS renewal rates are "substantive and commensurate with the services provided." You also indicate that because your products are

scalable at an exponential rate, PCS will vary depending upon the size of the customer. Please tell us what range of rates you offer for PCS renewals and tell us what the Company considers to be your normal pricing practice. Also, please tell us how you account for contracts, if any that are priced outside of your normal pricing practice.

Note 3. Merger with Netintact, page F-19

2.   We note your response to our prior comment 10 and the revisions to the December 31, 2007 Form 10-K/A where you removed the reference to the independent third-party valuation specialist. We further note your response to comment 11 in your letter dated September 29, 2008, which indicates that the Company did not exclusively rely on such valuation and made independent determinations of fair value based on various factors. However, this is not clear from the disclosures in your December 31, 2008 Form 10-K where you state that "[t]he independent third-party valuation allocated the total fair value of common stock for the two acquisitions." Pursuant to Question 141.02 of the Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, if a registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement. Please tell us how you intend to comply with this guidance.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page F-35

3.   We note your statement that "[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.

33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

4.   We also note that your Chief Executive Officer and Chief Financial Officer concluded that the Company's controls and procedures are "effective in timely alerting them to material information required to be disclosed by us in the reports that we file with the SEC." Your statement where you conclude on the effectiveness of the Company's disclosures controls and procedures does not provide the entire definition of disclosure controls and procedures. Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition. Alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures. We refer you to Exchange Act Rule 13a-15(e). Please apply this comment to your future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief